Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

23 September 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112..

Yours truly,

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Matthew James Slatter
Date of last notice	8 September 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1,500,000 Ordinary Shares. 500,000 Ordinary Shares pursuant to the company's Long Term Incentive Plan as detailed in the 2002 Notice of Annual General Meeting. 40,440 Ordinary Shares issued pursuant to the company's Deferred Share Plan as described in the 2003 Notice of Annual General Meeting. 1,000,000 Options pursuant to a Contract of Employment, described as Tranches 1-4 in the 2002 Notice of Annual General Meeting. 660,042 Performance Options pursuant to the company's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting. 29,943 Share Rights pursuant to the company's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting.

+ See chapter 19 for defined terms.

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	All securities listed above are held directly by the individual as the registered holder.
Date of change	7 September 2005
No. of securities held prior to change	As detailed above
Class	As detailed above
Number acquired	30,690 Ordinary Shares issued pursuant to the company's Deferred Share Plan as described in the 2003 Notice of Annual General Meeting. 318,080 Performance Options pursuant to the company's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting. 14,420 Share Rights pursuant to the company's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	30,690 Ordinary Shares issued at a price of $16.51 each. 318,080 Performance Options issued at a price of $16.51 each. 14,420 Share Rights issued at a price of $16.47 each.

+ See chapter 19 for defined terms.

No. of securities held after change	1,500,000 Ordinary Shares. 500,000 Ordinary Shares pursuant to the company's Long Term Incentive Plan as detailed in the 2002 Notice of Annual General Meeting. 71,130 Ordinary Shares issued pursuant to the company's Deferred Share Plan as described in the 2003 Notice of Annual General Meeting. 1,000,000 Options pursuant to a Contract of Employment, described as Tranches 1-4 in the 2002 Notice of Annual General Meeting. 978,122 Performance Options pursuant to the company's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting. 44,363 Share Rights pursuant to the company's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under the company's Deferred Share Plan and the company's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable

+ See chapter 19 for defined terms.

Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.